Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1) OUR CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2009 AND FOR THE SIX MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS REPORT AND (2) OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008 AND THE OTHER INFORMATION CONTAINED IN SUCH ANNUAL REPORT AND (3) OUR REPORT OF FORM 6-K, FILED JULY 27, 2009.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended June 30,
	2008	2009

Sales	100%	100%
Cost of sales	59.35	60.84
Gross profit	40.65	39.16

Research and development costs	13.08	14.73
Selling and marketing expenses	9.11	9.07
General and administrative expenses	6.14	6.53
Operating Income	12.32	8.83

Financial income, net	3.95	5.91

Income before income taxes	16.27	14.74

Income tax expenses	0.28	2.36

Net Income	15.99	12.38

Sales in the six months ended June 30, 2009 decreased by 29.6% to $9,066 thousand compared to $12,875 thousand in the six months ended June 30, 2008. The decrease in sales is mostly attributed to the generally lower demand caused by the global economic downturn. As a result of this economic downturn, during the first half of 2009 we have experienced a significant reduction in ongoing purchase orders, particularly from some of our major customers, who have been in the process of drawing down their inventory stock over the past few quarters.

Gross profit in the six months ended June 30, 2009 was $3,550 thousand compared to $5,234 thousand in the six months ended June 30, 2008. Gross profit as a percentage of sales in the six months ended June 30, 2009 was 39.2%, compared to 40.7% in the six months ended June 30, 2008. Our gross profit is largely dependent on the mix of products we sell during a specific period. The slightly lower gross profit percentage in the six months ended June 30, 2009 was primarily a result of such a change to the mix of sold products.

Research and development expenses, gross, in the six months ended June 30, 2009 decreased by 20.7% to $1,335 thousand compared to $1,684 thousand in the six months ended June 30, 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our Research and development expenses are incurred in New Israeli Shekels).

Selling and marketing expenses in the six months ended June 30, 2009 decreased by 29.9% to $822 thousand compared to $1,173 thousand in the six months ended June 30, 2008, mainly due to a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels).

General and administrative expenses in the six months ended June 30, 2009 decreased by 25.2% to $592 thousand compared to $791 thousand in the six months ended June 30, 2008, primarily due to a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our General and administrative expenses are incurred in New Israeli Shekels).

Financial income in the six months ended June 30, 2009 increased by 5.3% to $536 thousand compared to $509 thousand in the six months ended June 30, 2008. The increase was primarily caused by a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in NIS), which created a net financial income in US dollars from exchange rate differences. In addition, such increase was also caused by an increase in funds available for investment. Thus, despite the effect of the decrease in yields from investments in marketable securities, there was an increase in financial income in the six months ended June 30, 2009.

In the six months ended June 30, 2009 we recorded current income tax expenses of $131 thousand and deferred income tax expenses of $83 thousand, compared to $225 thousand income tax expenses and deferred income tax benefit of $189 thousand in the six months ended June 30, 2008.

In the six months ended June 30, 2009 we recorded net income of $1,123 thousand compared to net income of $2,059 thousand in the six months ended June 30, 2008, a 45.5% decrease. This decrease was mainly due to the decrease in sales, despite the decrease in our operational expenses as described above.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by the change in valuation of the NIS in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of June 30, 2009, we had working capital of $28,093 thousand and our current ratio (current assets to current liabilities) was 8.31. Cash and cash equivalents as of June 30, 2009 decreased by $927 thousand to $13,641 thousand compared with $14,568 thousand as of December 31, 2008. Short-term marketable securities increased by $482 thousand and long-term marketable securities increased by $2,393 thousand. The net increase of $1,948 thousand in these three balance sheet items in the six months ended June 30, 2009 was mainly due to the net cash provided by operating activities.

Trade receivables decreased to $4,063 thousand as of June 30, 2009 from $4,849 thousand as of December 31, 2008, mainly due to the decrease in sales in the second quarter of 2009, as compared to sales in the fourth quarter of 2008. Other receivables decreased from $353 thousand to $250 thousand.

Trade payables decreased from $2,681 thousand at the end of 2008 to $1,586 thousand at June 30, 2009, mainly due to the decrease in sales in the second quarter of 2009, resulting in a decrease in the cost of goods sold. Other payables and accrued liabilities increased from $2,054 thousand at the end of 2008 to $2,255 thousand at June 30, 2009.

Cash provided by operating activities in the six months ended June 30, 2009 amounted to $2,107 thousand compared to cash provided by operating activities in the amount of $4,084 thousand in the six months ended June 30, 2008. The cash provided by operating activities in the six months ended June 30, 2009 was the result of our positive operating income.

Inventories decreased from $5,269 thousand at the end of 2008 to $4,880 thousand as of June 30, 2009, mainly due to the recent lower sales.

Capital expenditures on property and equipment in the six months ended June 30, 2009 were $98 thousand compared with $460 thousand in the six months ended June 30, 2008.

We have cash and cash equivalents that we believe are sufficient for our present requirements.